Mail Stop 4561

March 19, 2009

VIA USMAIL and FAX (303) 893 - 1008

Mr. James W. Creamer III
Chief Financial Officer
CapTerra Financial Group, Inc.
700 17th Street, Suite 1200
Denver, Colorado 80202

      Re: **CapTerra Financial Group, Inc.**
              Form 10-KSB for the year ended 12/31/2007
              Filed on 3/31/2008
              File No. 000-50764

Dear Mr. James W. Creamer III:

We have reviewed your response letter dated March 17, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB/A FILED ON DECEMBER 15, 2008

Financial Statements and Notes

Note 8 – Income Taxes, page F-17

1.   We have considered your response to comment one. As previously stated in our last letter, the following factors were in existence as of December 31, 2007;

- four year cumulative loss position
- anticipated losses in the upcoming years
- going-concern issue
- realization of your deferred tax asset is dependent on a forecasted, but not yet demonstrated, turnaround in operating profitability

Based on these disclosed factors being applicable as of December 31, 2007, it appears recordation of a full valuation allowance for your deferred tax asset would be appropriate.   Please tell us how you intend on amending your financial statements and provide a materiality analysis of the periods impacted.

2.   Further to our comment, please also file your required Item 4.02 8-K.   The 8-K should include the following;

- the date of the conclusion regarding non-reliance.
- the financial statement years and periods that should no longer be relied upon.
- a brief description of the facts underlying your conclusion
- a statement whether your audit committee or its alternative has discussed this matter with your independent accountants
- how and when you intend to file restated financial statements.
- description of how this restatement impacted your conclusion regarding disclosure controls and procedures.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant